UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2020 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Annual and Extraordinary General Meeting of Shareholders

At the annual and extraordinary general meeting of shareholders held on July 16, 2020 (the “Meeting”), the shareholders of Foresight Autonomous Holdings Ltd. approved all agenda items as originally proposed, except for reappointment of Mr. Shaul Gilad as a member of the Board of Directors.

Attached hereto as Exhibit 99.1 is the Company’s Amended Compensation Policy, following its approval at the Meeting.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-229715) and Form S-8 (Registration No. 333-229716 and 333-239474) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Amended Compensation Policy of Foresight Autonomous Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: July 16, 2020	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

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